The Real Brokerage Inc. Announces Acquisition of Expetitle, Inc.

With platform that improves closing, the tech-driven brokerage will provide unequaled search-to-close experience for homebuyers and realtors

TORONTO, NEW YORK AND MIAMI - January 21, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that it has completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. ("Expetitle") pursuant to a stock purchase agreement dated January 20, 2022 (the "Transaction"), creating an enhanced technology-driven experience from search to close for realtors and their customers.

Expetitle has developed technology that simplifies the paper-intensive and time-intensive title and escrow process, reducing errors and saving time. Agents can navigate the entire closing experience in a few clicks using Expetitle's mobile app.

"We are so excited to be joining Real. Their mission of bringing more technology to the home-purchase experience aligns perfectly with our focus on bringing technology to the closing," said Sean Daly, Expetitle's founder and CEO. "Together, Real and Expetitle can help the real estate industry for the benefit of everyone."

"I am excited to welcome Sean and the Expetitle team to the Real family. Expetitle's innovative approach to title and closing is synergetic with Real's mission to improve both the agent and consumer experience in the real estate industry," said Real's founder and CEO Tamir Poleg. "Joining forces will allow us to expedite our efforts towards creating a more convenient, transparent and faster home buying experience for our agents' clients."

Transaction Details

The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was for aggregate cash consideration US$8.232 million, with US$7,432,000 payable in cash at the closing of the Transaction and US$800,000 subject to escrow, that will be released after twelve (12) months upon the satisfaction or waiver of certain terms and conditions.

In connection with the Transaction, Real also granted an aggregate of 700,000 incentive stock options ("Options") and an aggregate of 1.1 million restricted share units ("RSUs") to members of the Expetitle team pursuant to Real's Amended and Restated Stock Option Plan and Restricted Share Unit Plan. The Options will vest quarterly over 3 years and are exercisable for a period of 3 years at $3.60 per share. The RSUs will vest quarterly over 3 years.

About Expetitle

Founded in January 2019, Expetitle (www.expetitle.com) was born out of the LAB Ventures startup studio. Expetitle is a limited liability company incorporated under the laws of Delaware. It is a multi-state title company, operating in Florida, Georgia, and Texas, that delivers fully digital and hybrid closings through one secure collaborative platform that adds transparency to the entire closing process. Expetitle's mission is to provide a better, transparent closing experience for buyers, sellers, and their agents and brokers. Today's consumer is used to doing everything on their phone in real-time, why should buying a home be any different?

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 40 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 3,700 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's acquisition of Expetitle, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.